SUMITOMO METAL INDUSTRIES, LTD.
TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN
PHONE +81-3-4416-6103
FAX +81-3-4416-6798

2008 FEB -9 A 1:17

February 5, 2007

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

08000625

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Sumitomo Metals Industries, Ltd. Consolidated Interim Financial Statements

Very truly yours,

Masato Hoshi

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

PROCESSED
FEB 13 2008
THOMSON FINANCIAL

Cc: The Bank of New York

dlw 2/11

Sumitomo Metal Industries, Ltd.

Consolidated Interim Financial Statements

RECEIVED

2008 FEB -8 A 1:1

Consolidated Interim Balance Sheet, as of September 30, 2007 (Unaudited)

Assets:

		Millions of yen		Thousands of U.S. dollars
Current assets:	¥	719,431	$	6,232,610
Cash and time deposits		13,772		119,307
Notes and accounts receivable		204,281		1,769,738
Inventories		444,626		3,851,908
Other		57,238		495,864
Allowance for doubtful accounts		(486)		(4,207)
Fixed assets:		1,686,246		14,608,389
Property, plant and equipment, at cost:		1,078,807		9,345,981
Buildings and structures		246,517		2,135,636
Machinery and equipment		407,325		3,528,767
Land		349,428		3,027,184
Construction in progress		65,227		565,076
Other		10,310		89,318
Intangibles:		4,378		37,932
Investments and other assets:		603,061		5,224,476
Investment securities		558,148		4,835,383
Other		45,806		396,832
Allowance for doubtful accounts		(893)		(7,739)
Total	¥	2,405,677	$	20,840,999

Consolidated Interim Balance Sheet, as of September 30, 2007(Unaudited)

Liabilities:

	Millions of yen	Thousands of U.S. dollars
Current liabilities:	¥ 862,372	$ 7,470,955
Notes and accounts payable	358,663	3,107,192
Short-term borrowings	240,372	2,082,403
Commercial paper	31,000	268,561
Current portion of long-term debt	21,500	186,260
Other	210,837	1,826,539
Long-term liabilities:	614,150	5,320,535
Bonds	114,661	993,337
Long-term borrowings	370,902	3,213,212
Liability for employees' retirement benefits	26,085	225,983
Liability for rebuilding furnaces	532	4,611
Other	101,970	883,392
Total liabilities	1,476,522	12,791,490
Net assets:		
Shareholders' equity:	751,010	6,506,192
Capital	262,072	2,270,401
Capital surplus	61,897	536,233
Retained earnings	569,068	4,929,977
Treasury stock , at cost	(142,027)	(1,230,419)
Valuation and translation adjustments:	130,963	1,134,568
Net unrealized gain on available-for-sale securities	117,319	1,016,365
Deferred gain on hedges	759	6,572
Land revaluation surplus	13,847	119,961
Foreign currency translation adjustments	(962)	(8,330)
Minority interests:	47,182	408,749
Total net assets	929,155	8,049,509
Total	¥ 2,405,677	$ 20,840,999

Consolidated Interim Statement of Income (Unaudited)

(For the six months ended September 30, 2007)

		Millions of yen		Thousands of U.S. dollars
Recurring profit and loss				
Operating income and expenses:				
Net sales	¥	847,808	$	7,344,778
Cost of sales		(636,374)		(5,513,071)
Gross profit		211,434		1,831,707
Selling, general and administrative expenses:		(69,704)		(603,862)
Operating profit		141,730		1,227,845
Non-operating income and expenses:				
Non-operating income:		30,924		267,900
Interest income		869		7,526
Dividend income		3,084		26,717
Equity in earnings of unconsolidated subsidiaries and associated companies		21,363		185,071
Other		5,608		48,586
Non-operating expenses:		(19,885)		(172,270)
Interest expense		(6,675)		(57,826)
Other		(13,210)		(114,444)
Recurring profit		152,769		1,323,475
Non-recurring profit and loss				
Non-recurring profit:		6,904		59,811
Gain on sales of investment securities		6,904		59,811
Non-recurring loss:		(6,438)		(55,775)
Impairment loss of fixed assets		(6,438)		(55,775)
Income before income taxes and minority interests		153,235		1,327,511
Income taxes:		(54,168)		(469,275)
Current		(39,434)		(341,634)
Deferred		(14,734)		(127,641)
Minority interests		(2,160)		(18,704)
Net income	¥	96,907	$	839,532

Consolidated Interim Statement of Cash Flows (Unaudited)

(For the six months ended September 30, 2007)

		Millions of yen		Thousands of U.S. dollars
Operating activities:				
Income before income taxes and minority interests	¥	153,235	$	1,327,511
Adjustments for:				
Depreciation and amortization		48,874		423,404
Interest and dividend income		(3,953)		(34,243)
Interest expense		6,675		57,826
Equity in earnings of unconsolidated subsidiaries and associated companies		(21,363)		(185,071)
Changes in assets and liabilities-				
Decrease in receivables		12,485		108,165
Increase in inventories		(55,953)		(484,733)
Increase in payables		23,326		202,076
Other, net		(71,731)		(621,424)
Net cash provided by operating activities		91,595		793,511
Investing activities:				
Interest and dividends received		8,836		76,544
Acquisition of property, plant and equipment and other assets		(67,327)		(583,269)
Other, net		7,794		67,521
Net cash used in investing activities		(50,697)		(439,204)
Financing activities:				
Interest paid		(7,133)		(61,798)
Increase in borrowings and debt		51,246		443,959
Dividends paid		(20,884)		(180,920)
Other, net		(63,846)		(553,115)
Net cash used in financing activities		(40,617)		(351,874)
Foreign currency translation adjustments on cash and cash equivalents		256		2,221
Net decrease in cash and cash equivalents		537		4,654
Cash and cash equivalents at beginning of period		13,021		112,803
Cash and cash equivalents at end of period	¥	13,558	$	117,457

The above represents a translation, for convenience only, of the original report issued in Japanese language. The United States dollar amounts included herein represent translations using the approximate exchange rate at September 28 , 2007 of ¥115.43= U.S.$1, solely for convenience of readers outside Japan.

END